UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Crossroads Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22765D209

(CUSIP Number)

JEFFREY E. EBERWEIN

LONE STAR VALUE MANAGEMENT, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 14, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22765D209

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 22765D209

1	NAME OF REPORTING PERSON

LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,707
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,707
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,707
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 22765D209

1	NAME OF REPORTING PERSON

LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,351
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,351
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 22765D209

1	NAME OF REPORTING PERSON

LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,707
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,707
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,707
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 22765D209

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		89,090
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

89,090
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

89,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 22765D209

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”).  This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Responses to each item below are incorporated by reference into each other item, as applicable.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)  This statement is filed by:

(i)	Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)	Lone Star Value Co-Invest I, LP, a Delaware limited partnership (“Lone Star Value Co-Invest I”);

(iii)	Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest I;

(iv)	Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and a certain managed account (the “Lone Star Value Account”); and

(v)	Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)  The address of the principal office of each of the Reporting Persons is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c)  The principal business of each of Lone Star Value Investors and Lone Star Value Co-Invest I is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest I. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Lone Star Value Account. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.

7

CUSIP NO. 22765D209

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  Other than as set forth herein, no Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Lone Star Value Management and Mr. Eberwein are each subject to a Securities and Exchange Commission (“SEC”) administrative order, dated February 14, 2017 (File No. 3-17847), relating to alleged violations of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, including failing to disclose the members of a stockholder group, and further allegations that Mr. Eberwein violated Section 16(a) of the Exchange Act and the rules promulgated thereunder, including failing to timely file initial statements of beneficial ownership on Form 3 and changes thereto on Form 4. Without admitting or denying any violations, (i) Lone Star Value Management agreed to cease and desist from committing or causing any violations of Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder, and paid a civil penalty of $120,000 to the SEC and (ii) Mr. Eberwein agreed to cease and desist from committing or causing any violations of (x) Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 promulgated thereunder and (y) Section 16(a) of the Exchange Act and Rules 16a-2 and 16a-3 promulgated thereunder, and paid a civil penalty to the SEC in the amount of $90,000.

(f)  Mr. Eberwein is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 1,707 Shares directly owned by Lone Star Value Co-Invest I were acquired upon the transfer of such Shares from Mr. Eberwein, who is the sole investor and sole owner of Lone Star Value Co-Invest I.

The 644 Shares directly owned by Lone Star Value GP were acquired upon a pro rata in-kind distribution from Lone Star Value Investors to its partners.

The 86,739 Shares directly owned by Mr. Eberwein were acquired upon a pro rata in-kind distribution from Lone Star Value Investors to its partners.

8

CUSIP NO. 22765D209

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,225,472 Shares outstanding as of May 25, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 25, 2017.

A.	Lone Star Value Investors

(a)	As of September 14, 2017, Lone Star Value Investors did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by Lone Star Value Investors during the past sixty days. On September 14, 2017, Lone Star Value Investors engaged in a pro rata in-kind distribution of 228,978 Shares to its partners for no consideration (the “Lone Star Value Distribution”).

B.	Lone Star Value Co-Invest I

(a)	As of September 14, 2017, Lone Star Value Co-Invest I beneficially owned 1,707 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,707
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,707
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Co-Invest I has not entered into any transactions in the Shares during the past sixty days.

C.	Lone Star Value GP

(a)	As of September 14, 2017, Lone Star Value GP directly beneficially owned 644 Shares. Lone Star Value GP, as the general partner of Lone Star Value Co-Invest I, may be deemed the beneficial owner of the 1,707 Shares beneficially owned by Lone Star Value Co-Invest I.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,351
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,351
4. Shared power to dispose or direct the disposition: 0

(c)	Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by Lone Star Value GP during the past sixty days. Lone Star Value GP received 644 Shares in connection with the Lone Star Value Distribution.

9

CUSIP NO. 22765D209

D.	Lone Star Value Management

(a)	As of September 14, 2017, no Shares were held in the Lone Star Value Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest I and the Lone Star Value Account, may be deemed the beneficial owner of the 1,707 Shares beneficially owned by Lone Star Value Co-Invest I.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,707
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,707
4. Shared power to dispose or direct the disposition: 0

(c)	Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by Lone Star Value Management during the past sixty days. On September 14, 2017, the 20,000 Shares previously held in the Lone Star Value Account were transferred directly to the owner of the Lone Star Value Account.

E.	Mr. Eberwein

(a)	As of September 14, 2017, Mr. Eberwein beneficially owned directly 86,739 Shares. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 1,707 Shares owned by Lone Star Value Co-Invest I and (ii) 644 Shares owned by Lone Star Value GP.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 89,090
2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 89,090
4. Shared power to dispose or direct the disposition: 0

(c)	Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by Mr. Eberwein during the past sixty days. Mr. Eberwein received 86,739 Shares in connection with the Lone Star Value Distribution.

Excluded from the Reporting Persons’ beneficial ownership is 49,227 Shares that were previously issuable upon the exercise of 644,176 Warrants owned by Lone Star Value Investors, which are to be cancelled in accordance with Order (I) Authorizing The Debtor To Reject Warrant/Option Agreements and (II) Estimating Rejection Claims entered on September 7, 2017 under Case No. 17-51926 within the U.S. Bankruptcy Court for the Western District of Texas pursuant to the Plan as defined and included as an exhibit to the Issuer’s Current Report on Form 8-K filed on August 14, 2017. The Reporting Persons have been advised by the Issuer’s bankruptcy counsel that the Warrants are no longer exercisable.

10

CUSIP NO. 22765D209

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 14, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated September 14, 2017.

11

CUSIP NO. 22765D209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2017

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

12